SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                 (Amendment No. 4)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  WITH A COPY TO:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 61,145,475 shares of Com-mon Stock, no par value (the "Common Stock"), of ITT Corpora-tion, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the num-ber of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until val-idly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
         THE BIDDER.

                   On February 12, 1997, Stephen F. Bollenbach, Presi-dent and Chief Executive Officer of Parent, received a letter from Rand V. Araskog, Chairman and Chief Executive Officer of the Company. The full text of Mr. Araskog's letter is filed herewith as Exhibit (g)(7) and is incorporated herein by refer-ence.

                   The full text of a press release, dated February 12, 1997, issued by Parent is filed herewith as Exhibit (a)(10) and is incorporated herein by reference.

                   On February 13, 1997, Mr. Bollenbach sent a letter to Mr. Araskog. The full text of Mr. Bollenbach's letter is filed herewith as Exhibit (g)(8) and is incorporated herein by refer-ence.







         ITEM 10.  ADDITIONAL INFORMATION.

                   On February 12, 1997, Parent filed a Notification and Report Form with the FTC and the Antitrust Division with respect to the Offer and Proposed Merger under the HSR Act. The re-quired waiting period with respect to the Offer and the Pro-posed Merger will expire at 11:59 p.m., New York City time, on February 27, 1997, unless earlier terminated by the FTC or the Antitrust Divison, or unless Parent receives a request for additional information or documentary material prior thereto, in which event the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Parent has substan-tially complied with such request.

                   On February 12, 1997, the Company filed an Answer and Counterclaim to the Complaint previously filed by Parent and the Purchaser in the United States District Court for the Dis-trict of Nevada. The full text of the Company's Answer and Counterclaim is filed herewith as Exhibit (g)(9) and is incor-porated herein by reference.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(10)   Press Release, dated February 12, 1997, issued by
                   Parent.

         (g)(7) Letter dated February 11, 1997 from Rand V. Araskog to Stephen F. Bollenbach.

         (g)(8) Letter dated February 13, 1997 from Stephen F. Bol-lenbach to Rand V. Araskog.

         (g)(9) Answer and Counterclaim of the Company dated Febru-ary 12, 1997, filed in the United States District Court for the District of Nevada.























                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 13, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  February 13, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldebrg
                                       Name:   Arthur M. Golberg
                                       Title:  President









































                                  EXHIBIT INDEX

         Exhibit             Description

         (a)(10)   Press Release, dated February 12, 1997, issued by
                   Parent.

         (g)(7) Letter dated February 11, 1997 from Rand V. Araskog to Stephen F. Bollenbach.

         (g)(8) Letter dated February 13, 1997 from Stephen F. Bol-lenbach to Rand V. Araskog.

         (g)(9) Answer and Counterclaim of the Company dated Febru-ary 12, 1997, filed in the United States District Court for the District of Nevada.